FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                        Form 20-F  X     Form 40-F
                                 ----             ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                        Yes               No  X
                           ---              ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                        Yes               No  X
                           ---              ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes              No  X
                           ----            ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: April, 4, 2003        By: /s/ Jacinto Parinete
                                --------------------------------------------
                             Name: Jacinto Pariente
                             Title: Manager of North America Investor Relations

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ENDESA Reaches an Agreement with Kraft Foods International for the
Supply of Electricity in Germany and France

    NEW YORK--(BUSINESS WIRE)--April 4, 2003--ENDESA (NYSE:ELE) has reached an agreement with Kraft Food International to supply energy to its plants in Berlin and Leverune (France) for the amounts of 25 GWh and 9 GWh, respectively, until the end of 2003.
    This agreement comes in addition to other power supply agreements between ENDESA and Kraft Foods, for which our company is the sole electricity supplier in Spain.
    ENDESA has also renewed for 2003 the agreement for the supply of 15 GWh to Kraft's plant in Strasbourg (France), as well as another one for the supply of 17 GWH for the group's Spanish plants.
    This new agreement brings an expansion of the power supply agreements between ENDESA and Kraft, and falls within the company's strategy to provide a global energy supply solution to its current customers in Spain.

    KRAFT

    Kraft Foods produces and sells some of the world's leading food brands such as Kraft and Philadelphia cheeses, Jacobs and Maxwell
House coffees, Post cereals and Milka chocolates in more than 150 countries.

    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone no. 212/750-7200.
    http://www.endesa.es

    CONTACT: ENDESA, New York
             Jacinto Pariente
             North America Investor Relations Office
             212/750-7200
             http://www.endesa.es

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